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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K




(MARK ONE)
                   X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  ---      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                                     OR

                           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  ---      SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _________ to __________

                           Commission File # 1-4252



                       UIC 401(K) RETIREMENT SAVINGS PLAN

                            (Full title of the plan)




                          UNITED INDUSTRIAL CORPORATION

        (Name of the issuer of the securities held pursuant to the plan)

                          United Industrial Corporation

                              570 Lexington Avenue

                            New York, New York 10022

                     (Address of principal executive office)


NY2:\926058\02\j%j%02!.DOC\78495.0001

                              REQUIRED INFORMATION

Item 4.
-------

         The financial statements and schedule of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 1999 (attached).

Exhibits
--------

23.1              Consent of Ernst & Young LLP.

                             AUDITED FINANCIAL STATEMENTS
                             AND SUPPLEMENTAL SCHEDULE


                             UIC 401(K) RETIREMENT
                             SAVINGS PLAN



                             Years ended December 31, 1999 and 1998
                             with Report of Independent Auditors

                       UIC 401(k) Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedule


                     Years ended December 31, 1999 and 1998




                                    CONTENTS


Report of Independent Auditors........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.......................2
Statements of Changes in Net Assets Available for Benefits............3
Notes to Financial Statements.........................................4

Supplemental Schedule

Schedule H, Line 4i -
Schedule of Assets Held for Investment Purposes at End of Year........8

                         Report of Independent Auditors


Administrative Committee
UIC 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UIC 401(k) Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                    /s/ Ernst & Young LLP
Harrisburg, Pennsylvania
May 19, 2000

                       UIC 401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits



                                                    DECEMBER 31
                                              1999              1998
                                       --------------------------------------

ASSETS
Investments                                  $112,883,353      $94,885,060
Due from broker                                    89,656                -
                                       --------------------------------------
Net assets available for benefits            $112,973,009      $94,885,060
                                       ======================================


See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                           YEAR ENDED DECEMBER 31
                                                                           1999               1998
                                                                   ----------------------------------------
ADDITIONS
Investment income:
   Net realized and unrealized appreciation in aggregate fair
     value of investments                                              $    6,897,790        $ 12,611,589
   Interest and dividends                                                   8,903,858           5,058,775
                                                                   ----------------------------------------
                                                                           15,801,648          17,670,364
Contributions:
   Employee                                                                 6,128,017           5,354,917
   Employer                                                                 1,492,659           1,878,406
   Rollovers                                                                  746,115             312,671
                                                                   ----------------------------------------
                                                                            8,366,791           7,545,994
                                                                   ----------------------------------------
Total additions                                                            24,168,439          25,216,358

DEDUCTIONS
Benefit payments                                                            6,080,490           5,649,872
                                                                   ----------------------------------------
Net increase                                                               18,087,949          19,566,486
Net assets available for benefits at beginning of year                     94,885,060          75,318,574
                                                                   ----------------------------------------
Net assets available for benefits at end of year                         $112,973,009        $ 94,885,060
                                                                   ========================================

See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1999 and 1998


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the UIC 401(k) Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds are reported at current redemption value. The United Industrial Corporation Common Stock is reported at fair value, based on published market prices. Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

GENERAL

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement. United Industrial Corporation (the "Company" or "Employer") is the named fiduciary, which controls and manages the operations of the Plan and acts as Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Additional information about the Plan and the vesting and benefit provisions is contained in the Plan Document of the UIC 401(k) Retirement Savings Plan. Copies are available from the Human Resources Department of the Company.

ELIGIBILITY

Effective July 1, 1998, all full-time employees are eligible to participate in the Plan upon being hired, or if later, attainment of age 18. Part-time employees who have attained the age of 18 are eligible to participate in the Plan upon completion of 1,000 hours of service during their first 12 months of employment. If 1,000 hours of service are not completed during the first 12 months of employment, a part-time employee may participate when they have completed 1,000 hours of service during a Plan year. Prior to July 1, 1998, all employees aged 21 or more who had completed one year of continuous employment, consisting of at least 1,000 hours, with the Company (including its participating subsidiaries) were eligible to participate in the Plan.

CONTRIBUTIONS

Participating employees contribute to the Plan through payroll deductions in amounts not less than 2% of their earnings, and for certain participants from 2% to 15% of their earnings, up to the annual IRS limit. Contributions to the Plan are invested in the following available investment options in accordance with the participants' elections; Fidelity Magellan Fund, Fidelity Managed Income Portfolio, Fidelity Retirement Government Money Market Fund, Fidelity Growth and Income Fund, Fidelity Contrafund, Fidelity Investment Grade Bond Fund, United Industrial Corporation Common Stock Fund, Templeton Foreign A Fund, Invesco Total Return Fund, Fidelity Low Priced Stock Fund, and Spartan US Equity Index Fund. All employee contributions to the Plan are immediately vested.

Employer contributions are 50% of employees' contributions up to 4% of employee compensation, and for certain participants 50% of employees' contributions up to 6% of compensation, as defined in the Plan Document. Employer contributions are vested after five years of service. Effective January 1, 1998, the Plan was amended to repeal the discretionary profit sharing provision of employer contributions.

Employer contributions on the statement of changes in net assets available for benefits for the year ended December 31, 1998 include approximately $350,000 of profit sharing contributions related to 1997.

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service or attainment of 59 1/2 years of age, any participant may elect to immediately receive a lump-sum distribution equal to his or her vested account balance.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Company. Principal and interest is paid ratably through payroll deductions and must be repaid over a period not to exceed 60 months, except in the case of a purchase of a primary residence.

PARTICIPANT ACCOUNTS

Each participant account is credited with the participant's contributions and an allocation of (a) the Employer's contributions and (b) investment income. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

ADMINISTRATIVE EXPENSES

Administrative expenses associated with the Plan, including the amount paid to Fidelity Management Trust Co. for acting as custodian of the investments of the Plan, were paid by the Company in 1999 and 1998.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                       UIC 401(k) Retirement Savings Plan

3. INVESTMENTS

During 1999 and 1998, the Plan's investments (including investments bought, sold as well as held during the year) appreciated (depreciated) in aggregate fair value as determined by quoted market prices as follows:

                                                                           YEAR ENDED DECEMBER 31
                                                                          1999                 1998
                                                                  ------------------------------------------
   Mutual funds                                                          $ 6,964,100         $12,666,876
   United Industrial Corporation common stock                                (66,310)            (55,287)
                                                                  ------------------------------------------
   Total net realized and unrealized appreciation in
     aggregate fair value                                                $ 6,897,790         $12,611,589
                                                                  ==========================================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                                 DECEMBER 31
                                                                          1999                 1998
                                                                  ------------------------------------------

   Fidelity Magellan Fund                                                $49,170,483         $38,403,907
   Fidelity Managed Income Portfolio                                      19,858,963          18,921,786
   Fidelity Growth & Income Fund                                          18,876,244          18,374,335
   Fidelity Contrafund                                                    13,524,003          10,069,014

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 16, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                       UIC 401(k) Retirement Savings Plan

                                 EIN: 95-2081809
                                   Plan # 002

                              Schedule H, Line 4i -
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

                                                      DESCRIPTION                               CURRENT
              IDENTITY OF ISSUE                      OF INVESTMENT             COST**            VALUE
-------------------------------------------------------------------------------------------------------------
*Fidelity Management Trust Company Cash
    Reserve Fund                                                                            $        18,218

*Fidelity Magellan Fund                               359,881 Shares                             49,170,483

*Fidelity Managed Income Portfolio                 19,858,963 Shares                             19,858,963

*Fidelity Retirement Government Money Market
    Fund                                            3,079,105 Shares                              3,079,105

*Fidelity Growth & Income Fund                        400,260 Shares                             18,876,244

*Fidelity Contrafund                                  225,325 Shares                             13,524,003

*Fidelity Investment Grade Bond Fund                  222,960 Shares                              1,536,196

*United Industrial Corporation Common Stock            81,162 Shares
    Fund                                                                                            750,749

  Templeton Foreign A Fund                             66,734 Shares                                748,754

  Invesco Total Return Fund                            12,957 Shares                                375,234

*Fidelity Low Priced Stock Fund                        31,886 Shares                                721,897

  Spartan US Equity Index Fund                         43,903 Shares                              2,286,920

*Participant loans                            Interest rates from 7% to
                                                 14.5%; maturities to
                                                 December, 2013                                   1,936,587
                                                                                           ------------------
Total assets held for investment purposes                                                   $   112,883,353
                                                                                           ==================

*Party in interest
**Historical cost is not required to be presented as all investments are participant-directed

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the United Industrial Corporation 401(k) Retirement Savings Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on the 27th day of June, 2000.



                             By:  /s/ James H. Perry
                                --------------------------------------
                                      James H. Perry
                                      Committee Member

                                  EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------

23.1                                Consent of Independent Auditors